Exhibit 99.1
CIBC ANNOUNCES INTENTION TO REPURCHASE FOR CANCELLATION UP TO 10 MILLION OF ITS COMMON SHARES
TORONTO, April 27, 2007 — CIBC (CM: TSX; NYSE) today announced that it intends to seek stock exchange approval to commence a normal course issuer bid on or about May 2, 2007. Under the bid, CIBC intends to repurchase for cancellation, from time to time until October 31, 2007, up to an aggregate of 10,000,000 common shares, representing approximately 3% of CIBC’s public float of 335,250,696 common shares as of April 24, 2007, in accordance with the requirements of the Toronto Stock Exchange (TSX).
CIBC will file a notice of intention to make a normal course issuer bid with the TSX to repurchase the common shares. The bid would commence following TSX approval and continue up to October 31, 2007. The expiry date of October 31, 2007 will enable CIBC to align this and potential future share repurchase programs with its fiscal reporting period.
Purchases would be effected through the facilities of the TSX or New York Stock Exchange. The price paid for the common shares will be the market price at the time of the purchase. The number of common shares repurchased and the timing of any such repurchase will be determined by CIBC.
As at April 24, 2007, CIBC had 337,533,027 issued and outstanding common shares.

For more information please contact: John Ferren, Vice-President, Investor Relations, (416) 980-2088 or Mary Lou Frazer, Senior Director, Investor & Financial Communications, (416) 980-4111.